FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 6th March 2003

The Board of The “Shell”Transport and Trading Company, p.l.c. announces that Mr Paul D Skinner has elected to retire from the Board on 30 September 2003 after completion of 40 years’service with the Royal Dutch/Shell Group of Companies. His successor as CEO of Oil Products will take over during the course of September with a transition commencing on 1 July.

Mr Skinner has played a leading role in Shell’s major performance improvement since 1998, and since becoming CEO of Oil Products in January 1999 and Group Managing Director in January 2000, has established Shell’s downstream business as the leading player in the industry. He was the architect of Shell’s global and regional Oil Products organisation and its customer-focused class of market structures. More recently he led the strategic moves to acquire DEA in Germany and the Alliance companies and Pennzoil/Quaker State in the US, positioning Oil Products as market leader in two of the largest downstream markets in the world.

Mr Skinner’s Shell career has also included assignments in all of Shell’s major businesses, including the upstream and chemicals businesses. He has also been Chairman of Shell Companies in New Zealand and Managing Director, A/S Norske Shell. In addition, he served as President, Shell International Trading and Shipping Co. Ltd.

The Board also announces that it will recommend to the Annual General Meeting of the Company, to be held on 23 April 2003, that Ms Judith G Boynton be elected a Director with effect from 1 July 2003. Subject to such election, and with effect from the same date, it is intended that Ms Boynton will be appointed a Managing Director of The Shell Petroleum Company Limited and a member of the Presidium of the Board of Directors of Shell Petroleum N.V., thereby becoming a Group Managing Director of the Royal Dutch/Shell Group of Companies. Ms Boynton is currently Director of Finance and Chief Financial Officer for the Royal Dutch/Shell Group of Companies, which roles she will retain.

Ms Boynton, aged 48, joined the Royal Dutch/Shell Group of Companies on 1 June 2001. She previously held the position of Executive Vice President-Business Development and Chief Financial Officer of Polaroid Corporation in Cambridge, Massachusetts, USA, and from 1978 until 1998, Ms Boynton was with Amoco Corporation in the US where she held a variety of finance, strategy, and merger and acquisition roles in their upstream, downstream and chemicals businesses. In addition, she held several corporate positions in Strategy, Audit and Treasury and served as Amoco’s Vice-President and Controller before leaving for Polaroid.

Ms Boynton is an honours graduate of Wellesley College, Wellesley, Massachusetts, in Mathematics and Economics, which included one year of studies at the University of Sussex, Brighton, England. She holds a Masters of Business Administration degree in Finance from the University of Chicago, Chicago, Illinois.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: March 11, 2003